UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 12, 2025

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Novo Nordisk to advance subcutaneous and oral amycretin for weight management into phase 3 clinical development

Bagsværd, Denmark, 12 June 2025 – Novo Nordisk today announced that it will advance subcutaneous and oral amycretin into phase 3 development in weight management based on completed clinical studies. The decision to advance subcutaneous and oral amycretin into phase 3 is based on feedback received from regulatory authorities following end-of-phase 2 interactions for subcutaneous and oral amycretin in weight management.

“We are very pleased that the feedback from regulatory authorities has allowed us to take subcutaneous and oral amycretin in weight management to phase 3,” said Martin Lange, executive vice president for Development at Novo Nordisk. “We are excited about the amycretin molecule, and this marks an important step forward. We look forward to sharing more information on the design of the phase 3 programme.”

Novo Nordisk is now planning to initiate a phase 3 development programme with amycretin for adults with overweight or obesity during the first quarter of 2026.

About amycretin

Amycretin is a unimolecular long-acting GLP-1 and amylin receptor agonist under development by Novo Nordisk, to provide an efficacious and convenient treatment for adults with overweight or obesity and for adults with type 2 diabetes. Amycretin is developed for subcutaneous and oral administration.

Oral Amycretin Phase 1 trial - The trial evaluated the single-ascending dose and multiple- ascending doses for oral amycretin, up to 2 times 50 mg, in people with overweight or obesity, with a total treatment duration of up to 12 weeks.

Subcutaneous Amycretin Phase 1b/2a trial - The trial investigated the safety, tolerability, pharmacokinetics, and proof-of-concept of once-weekly subcutaneous amycretin in people with overweight or obesity. The trial was a combined single ascending dose, multiple ascending dose and dose-response trial investigating three different maintenance doses with a total treatment duration of up to 36 weeks.

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 17 / 2025

About Novo Nordisk

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases, built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines, and working to prevent and ultimately cure disease. Novo Nordisk employs about 77,400 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Contacts for further information

Media:
Ambre James-Brown +45 3079 9289 abmo@novonordisk.com	Liz Skrbkova (US) +1 609 917 0632 lzsk@novonordisk.com

Investors:
Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com	Sina Meyer +45 3079 6656 azey@novonordisk.com

Max Ung +45 3077 6414 mxun@novonordisk.com	Frederik Taylor Pitter +1 609 613 0568 fptr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 17 / 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: June 12, 2025	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer